Exhibit 99.1

Gridsum Reports Suspension of Audit Report on Financial Statements

BEIJING, April 23, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that on April 20, 2018, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the Company’s independent registered public accounting firm, notified the Company’s Board of Directors and Audit Committee that PwC’s audit report for the Company’s financial statements for the year ended December 31, 2016 should no longer be relied upon. Therefore, investors should not rely on that audit opinion.

In its letter, dated April 16, 2018 (“PwC Letter”), PwC informed the Company of certain issues it had identified in conducting its audit of the Company’s financial results for the year ended December 31, 2017. Those issues relate to certain revenue recognition, cash flow, cost, expense items, and their underlying documentation which PwC had previously raised with the Company. Of the items specifically identified in the PwC Letter, the Company estimates a 2016 revenue impact of approximately RMB 2 million and a 2016 expense impact of approximately RMB 6 million. There can be no assurance that the Company or PwC will not identify more items as the Company finalizes the review. The Audit Committee Chairman and the Company’s Co-Chief Financial Officer have discussed the topics covered by the PwC Letter with representatives of PwC. The Company’s Audit Committee is fully investigating these issues with assistance from external legal and accounting advisors and is working diligently toward an expeditious conclusion of the investigation. The Company undertakes no obligation to update its disclosures on this topic until the Audit Committee investigation is complete. Because PwC will not be in a position to issue reports on the Company’s financial statements until the Audit Committee completes its review and PwC is satisfied that any outstanding issues have been satisfactorily addressed, the Company’s 20-F filing will be delayed until such audit is completed.

Mr. Guosheng Qi, Chief Executive Officer of Gridsum, commented, “For many years, starting well before our IPO, we have been committed to transparency and good corporate governance and remain so. When we became aware of certain accounting issues, we immediately took measures to address this situation. Our Audit Committee started an investigation and appointed a respected global law firm to conduct that review with the assistance of ‘big four’ forensic accounting specialists. This work is still ongoing. I have full confidence in the integrity and professionalism of all parties involved and we hope to report our results as soon as practicable after that work concludes.

Meanwhile, we continue to make good progress in our efforts to grow the Company and expand our product range and client base. Our fundamentals and business prospects remain robust, and we look forward to continuing to work toward increasing shareholder value.”

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Express or implicit statements about the Company’s auditor or Company responses to communications from the auditor, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; difficulties and delays responding to issues raised by the Company’s auditor; loss of key personnel; investigations by regulatory officials; difficulties keeping and strengthening relationships with customers; PRC governmental policies; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com